UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number: 000-52145

DIGATRADE FINANCIAL CORP

(Translation of registrant's name into English)

1500 West Georgia Street, Suite 1300
Vancouver, BC V6G-2Z6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X    ] Form 20-F   [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 000-52145

SUBMITTED HEREWITH

DIGATRADE FILES 2019 ANNUAL AUDITED FINANCIAL STATEMENTS & FORM 20-F AS DEMAND FOR ONLINE PAYMENTS EXPLODES DURING GLOBAL PANDEMIC
___________________________________________________________________________

Vancouver, British Columbia / ACCESSWIRE / June 11th, 2020 - DIGATRADE FINANCIAL CORP (OTCPK: DIGAF), www.DigatradeFinancial.com, a financial technology services company, today announced that it has filed all the required financial compliance requirements including the Annual Audited Financial Statements for period ended December 31, 2019. The disclosure filing was made in Canada on Sedar and in the United States on Edgar (XBRL) under Form 20-F.

Digatrade subsidiary Securter Systems Inc. (“Securter”) continues development of secure on-line patent-pending fintech security assets with strategic progress. In the wake of a global pandemic and the obvious health concerns resulting, coupled with an increase in global e-commerce and on-line purchases, the need for Digatrade/Securter’s secure internet payment processing technology could not be timelier.

With the Covid-19 outbreak and a possible 2nd wave of infections, cash transactions could see an even more major decline, followed by an increase in Eurocard, Mastercard & Visa “EMV” and e-commerce transactions with many Payment Service Providers “PSP’s” reporting massive increases in online purchases utilizing mobile ordering systems.
“Consumers can already pay with their mobile devices by using its Near Field Communication “NFC” features, however the next mutation in the payments technology could be enabling your mobile into a safe, secure payment device” states Rishon Talkar, Securter Systems Director of Partnerships and Sales.

Toronto based Securter is working on exactly that, its proprietary technology allows you to pay by tapping your card to your own mobile device and works in both e-commerce and face-to-face environments. Mr. Talkar further stated that “this unique solution eliminates contact between a public terminal and a consumer, thus Securter protects the cardholder not only from credit card fraud, but also from pathogens."

Steve Epstein, CEO of Securter concludes: “During these unusual times people’s health and safety, not only physically, but also financially, are at the forefront of our minds. Our dedicated team are diligently working to meet these challenges while developing strategic relationships throughout the payment processing sector with the intent to deliver our solution.”

ABOUT DIGATRADE

DIGATRADE is a Financial Technology “fintech” services company. Digatrade is developing various payment industry process improvements that are proprietary. They represent a next generation platform for security and convenience in a variety of modalities, including online credit card payment system, globally, through its new subsidiary; Securter Systems, Inc. Digatrade is targeting numerous fintech service licensing vehicles, also including blockchain derived applications. Digatrade Financial Corp. is located in Vancouver, British Columbia, and publicly listed on the OTC.PK under the trading symbol DIGAF.  DIGAF is a reporting issuer in the Province of British Columbia, Canada with the British Columbia Securities Commission "BCSC" and in the United States with the Securities Exchange Commission "SEC".

ABOUT SECURTER

Securter Systems, Inc. is a subsidiary of Digatrade Financial Corp. that is developing proprietary, patent-pending credit card payment platform innovations to increase the security of online credit card payment processing, globally. Securter technology reduces immense losses by financial institutions and merchants that arise from fraudulent credit card use. Securter technology also protects cardholder privacy by eliminating the need to distribute credit card details to multiple commercial 3rd parties, where such information is ordinarily stored, becoming vulnerable to theft or manipulation. Securter technology can and will be integrated into complementary payment methods and fintech protocols, including cryptocurrency and other blockchain derivatives to come for independent platforms. Securter has internal R&D capability and management as well as external fintech business relationships to support Digatrade’s overall business mission.

CORPORATE CONTACT INFORMATION:
Digatrade Financial Corp
1500 West Georgia Street, 1300
Vancouver, BC V6G 2Z6 Canada
Tel: +1(604) 200-0071
Fax: +1(604) 200-0072

www.DigatradeFinancial.com
Investors@Digatrade.com

Forward-Looking Information
This press release contains certain “forward-looking information”. All statements, other than statements of historical fact, that address activities, events or development that the Company believes, expects or anticipates will or may occur in the future constitute forward-looking information. This forward-looking information reflects the current expectations or beliefs of the company based on information currently available to the Company. Forward-looking information is subject to a number of significant risks and uncertainties and other factors that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, the possibility of unanticipated costs and expenses. Technology development may be delayed indefinitely until the Company is able to raise the necessary capital. Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the company disclaims any intent or obligation to update any forward-looking information whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Digatrade Financial Corp (Registrant)

Date: June 11, 2020	By:	/s/ Brad J. Moynes
Brad J. Moynes
CEO